Exhibit 99.1

TERMS AND CONDITIONS GOVERNING EMPLOYEE

STOCK OPTIONS 2013/2019

IN

iZettle AB

1	Employee stock option issuer and holder

(1)	iZettle AB, reg. no 556806-0734, a limited liability company incorporated under the laws of Sweden (the “Company”).

(2)	Employee of the Company or of any company controlled by the Company (the “Group”) in accordance with an individual grant notice to which these terms and conditions form an appendix (the “Holder’’).

2	Background

The Company’s board of directors (the “Board”) considers the existence of efficient share-related incentive programs for employees of the Group to be of material importance for the development of the Group. By connecting employees’ economic interest to the Group’s results and value trend, a long-term increase in value is promoted. Accordingly, the interests of participating employees and shareholders will coincide.

3	Option

Subject to the terms and conditions set out herein, the Holder is entitled to subscribe for one ordinary share in the Company (a “Share”) per employee stock option (“Employee Stock Option”) at an exercise price of SEK 320, or as otherwise stipulated in the individual grant notice (the “Exercise Price”). The Exercise Price and the number of Shares may be re-calculated under certain circumstances, see clause 8.1.

4	Implementation and granting period

The Employee Stock Option program 2013/2019 shall be effective as per 3 July 2013 (“Implementation Date”) and Employee Stock Options may be granted to the Holder up to and including 31 May 2015 (the “Granting Period”).

5	Vesting

5.1

If, on 1 July 2014 or subsequently on the first date of each quarter of a year, at least twelve (12) months have passed since the Holder received the individual grant notice, vesting of one quarter of the granted Employee Stock Options shall occur on such day (the “First Vesting Occasion”). Thereafter the granted Employee Stock Options shall vest as to 1116 of the total number of Employee Stock Options every three months (that is, on each of 1 April, 1 July, 1 October and 1 January). The vesting schedule set out in this clause 5.1 may be amended pursuant to clause 5.3-5.7.

5.2	Vesting in accordance with 5.1 shall at all times be subject to continued employment with the Group.

5.3

If the Holder goes on leave of absence during a vesting period, such Holder will not vest the Employee Stock Options during the leave of absence, except as set forth below. The Employee Stock Options that do not vest during the leave of absence (calculated based on calendar days served in the relevant vesting period) as a consequence of the Holder’s leave of absence shall lapse immediately, if not otherwise determined by the Company. In the event of a vesting acceleration event that occurs during a leave of absence for which the Holder is treated as being in continued employment (such as pursuant to clause 5.4, 5.5 or 5.6), the Holder will receive credit for such accelerated vesting on the date that other Holders receive such vesting credit. Notwithstanding the foregoing, vesting will not be suspended, and employment will be deemed uninterrupted, during any parental leave, sick leave, leave during which the Holder is using accrued vacation or paid time off, or any leave during which vesting must continue (or employment must be deemed to continue) under applicable law.

5.4

In the event of a Trade Sale (as defined in clause 8.4), and subject to the Holder’s continued employment through the closing of such event, 50 per cent of the Holder’s unvested Employee Stock Options shall, contingent upon closing of such Trade Sale actually taking place, vest immediately prior to the closing of such Trade Sale. For the avoidance of doubt, following such advance vesting, and if the Employee Stock Options are continued by the Company or assumed or otherwise continued by a successor thereto, only 1/8 part of the Holder’s Employee Stock Options shall vest at the First Vesting Occasion if the Trade Sale occurs prior to such date and thereafter only 1/32 part of the Holder’s Employee Stock Options shall vest on each regularly scheduled quarterly vesting date thereafter.

5.5

In the event of an IPO (as defined in clause 8.4), and provided that the Board has notified the Holder prior to, or in connection with, the IPO of a new Exercise Period (as defined below) pursuant to clause 8.4, 50 per cent of the Holder’s unvested Employee Stock Options shall vest as of the date of the Board’s notice, and thereafter, to the extent still outstanding, only 1/8 part of the Holder’s Employee Stock Options shall vest at First Vesting Occasion if the Board’s notice is given prior to such date and thereafter only 1/32 part of the Holder’s Employee Stock Options shall vest on each regularly scheduled quarterly vesting date thereafter.

5.6

If, in connection with or following a Trade Sale (as defined in clause 8.4), the Group, or any successor thereto, terminates the employment of the Holder, other than for Cause, within a period of six (6) months following the closing of such Trade Sale, all of the Holder’s unvested Employee Stock Options shall vest as of the date of his or her termination of employment. For purposes of this clause 5.6, Cause means: (i) the Holder’s willful failure to perform, or serious negligence in the performance of, his or her duties and responsibilities as an employee; or (ii) any other breach of any material provision of these terms and conditions and/or any breach of any material provision of his or her employment agreement; or (iii) the commission of fraud, embezzlement, theft or other dishonesty with respect to the employer or any of its associated companies, made by the Holder; or (iv) the commission of a felony or other crime involving moral turpitude or affecting the employer or any of its associated companies.

5.7

Notwithstanding the aforesaid, the Board shall be entitled, in its sole discretion, to resolve that any unvested part of the Holder’s granted Employee Stock Options shall become vested in advance and/or, notwithstanding clause 5.1, that an individual vesting schedule shall apply in relation to one Holder, certain Holders or all Holders.

5.8

If a Holder changes the entity for which he or she is employed, but remains employed by the Group, such change will not be deemed a termination of employment for purposes of his or her Employee Stock Options, provided that there is no other interruption or termination of the Holder’s employment, unless the Board, in its sole discretion, determines that the entity to which the Holder transfers is not a qualified affiliate of the Group.

6	Request for Exercise

6.1

The Holder is entitled to exercise his/her rights under the Employee Stock Options to the extent vested pursuant to clause 5 by requesting exercise during the periods commencing on 1 September (each, an “Initial Commencement Date”) up to and including 30 September each year between 2014 and 2018, and also during the period commencing on 1 July 2019 (the “Subsequent Commencement Date” and together with each Initial Commencement Date, a “Commencement Date”) up to and including 30 September 2019 (each, an “Exercise Period”) in the manner set forth below (“Exercise’’), provided such Employee Stock Options have not previously lapsed. Exercise may only take place on one occasion during each an Exercise Period. Any vested Employee Stock Options not Exercised during an Exercise Period may be Exercised during any subsequent Exercise Period. The Commencement Date, Expiration Date (as defined below) and the Exercise Period may be adjusted under certain circumstances, see clause 8.

6.2

In the event the Holder has not requested Exercise on or before 30 September 2019 (such date, or an earlier date set for the expiration of the term of the Employee Stock Options as provided for in clause 8, the “Expiration Date”), all rights under the Employee Stock Options shall lapse.

6.3

Exercise may only be requested by a written notice substantially in the form set out in Appendix 1 or via such electronic notice as is permitted by the Company from time to time (any such written or electronic notice, the “Exercise Request Form”). The Exercise Request Form must be received by the Company not later than on the Expiration Date and state the number of Employee Stock Options that the Holder wishes to Exercise. A request for Exercise is binding and irrevocable.

6.4

If the Holder’s Employee Stock Options at Exercise entitle the Holder to subscribe for a number of Shares which is not an integer, the number of Shares to which the entitlement relates shall be rounded down to the nearest integer.

6.5

The exercise of Employee Stock Options means that the Company, an affiliate of the Company or a third party appointed by the Company, on behalf of the Holder, exercises the Employee Stock Options and delivers Shares to the Holder.

6.6

The Board shall have the authority to establish procedures under any or all methods of exercise, including designation of the brokerage firm or firms, bank or banks through which exercises may be effected, which need not be the same for each grant or for each Holder. The Board shall have the authority to change without notice any method of exercise for any reason whatsoever, notwithstanding the fact that the method of exercise had been available to Holders in the past.

7	Payment

The Holder shall pay the Exercise Price in cash for each Share to which the Exercise Request Form pertains on the date and into the bank account designated by the Company in connection with the Exercise.

8	Adjustment of Exercise Price and Expiration Date, etc.

8.1

The Exercise Price and the number of Shares to which each Employee Stock Option provides an entitlement shall be re-calculated in the event that there are changes in the Company’s share capital by way of a bonus issue of shares, share split, reverse share split, or a reduction of the share capital (a “Re-calculation Event”), in order not to affect the value of the Employee Stock Options. The re-calculation shall be carried out by the Board in accordance with the following formula:

n4 = n3 x ((nl + n2) / nl)

where

nl =	number of shares issued in the Company prior to the Re-calculation Event

n2 =	number of shares issued/reduced in the Re-calculation Event

n3 =	number of Shares which each Employee Stock Option entitled the Holder to subscribe for immediately prior to the Re-calculation Event

n4 =	number of Shares that each Employee Stock Option gives the right to subscribe for after the Re-calculation Event

Consequently, the Exercise Price for the Employee Stock Option shall be re-calculated in accordance with the following formula:

p2 = pl x (nl / (nl + n2))

where

pl =	Exercise Price per Share prior to the Re-calculation Event

p2 =	Exercise Price per Share after the Re-calculation Event

In the event that a Re-calculation Event would lead to an Exercise Price after the Re-calculation Event which is less than the par value of the Company’s shares, the Exercise Price at Exercise shall instead equal the par value of the Company’s shares.

8.2

If the Board receives a request for compulsory redemption of the shares in the Company before the Expiration Date, the Board shall determine a new Commencement Date and a new Expiration Date which shall fall between 45 and 90 calendar days after the date of the notice by the Board to the Holder of such new Exercise Period. During such new Exercise Period the Holder shall be entitled to Exercise any Employee Stock Options which have vested in accordance with clause 5. At the conclusion of such new Exercise Period on the new Expiration Date, the Holder shall have no rights pursuant to the Employee Stock Options and all rights under the Employee Stock Options which have not been subject to Exercise during such new Exercise Period shall lapse.

8.3

In the event of liquidation, merger through which the Company is absorbed into another company or a de-merger through which the Company is divided into two or more new entities, the Board shall, before the adoption of any resolution in the aforementioned respects, determine a new Commencement Date and a new Expiration Date which shall fall between 45 and 90 calendar days after the date of the notice by the Board to the Holder of such new Exercise Period. During such new Exercise Period the Holder shall be entitled to Exercise any Employee Stock Options which have vested in accordance with clause 5. At the conclusion of such new Exercise Period on the new Expiration Date, the Holder shall have no rights pursuant to the Employee Stock Options and all rights under the Employee Stock Options which have not been subject to Exercise during such new Exercise Period shall lapse.

8.4

Notwithstanding clause 8.3, in the event of: (a) a sale (in one transaction or as a series of related transactions) to a third party of all or substantially all of the ordinary shares and equity shares (being options, warrants, convertible loans, subscription rights or any other securities or instruments of the Company); (b) a sale (in one transaction or as a series of related transactions) to one or more existing shareholders of all or substantially all of the ordinary shares and equity shares not already held by such shareholders; or (c) a sale (in one transaction or as a series of related transactions) of all or substantially all of the assets (including but not limited to intellectual property) of the Company or the granting of an exclusive license over all or substantially all of the intellectual property of the Company, ((a)-(c) respectively a “Trade Sale” ); or (e) an admission of all or any of the ordinary shares, or series A preferred shares, or securities representing those shares on the NASDAQ OMX Stockholm or a similar stock exchange of a recognized national or international standing (an “IPO”), the Board may decide to (i) set a new Exercise Period, in accordance with the provisions of this clause 8.4, or (ii) have these terms and conditions continue following the effective date of the IPO or Trade Sale, or, and only in relation to a Trade Sale, (iii) allow a grant of equivalent rights to acquire securities in a new company as the Holder had in the Company immediately before the Trade Sale in which case any rights under the Employee Stock Options shall lapse as a consequence thereof, or (iv) allow an amendment of the terms and conditions to the effect that, following the Trade Sale, a new company assumes the Company’s rights and obligations hereunder and that the Holder’s right to subscribe for Shares in accordance with clause 3 shall relate to shares in such new company. If the Board decides to set a new Exercise Period, the Board shall notify the Holder prior to, or in connection with, the IPO or Trade Sale of the new Commencement Date and the new Expiration Date. The new Commencement Date shall fall at least 45 calendar days after the date of the notice by the Board to the Holder of the new Exercise Period. The Holder shall, during such new Exercise Period, be entitled to Exercise any Employee Stock Options which have vested in accordance with clause 5.1. At the conclusion of such new Exercise Period on the new Expiration Date, the Holder shall have no rights pursuant to the Employee Stock Options and all rights under the Employee Stock Options which have not been subject to Exercise during such new Exercise Period shall lapse.

8.5

In the event that the Company’s shareholders perform a share for share exchange for the purpose of creating a new holding company to the Company, that will be owned in substantially the same proportions by the persons who held the shares of the Company immediately before such transaction, the Board shall use reasonable efforts to either: (a) ensure that the Holder receives equivalent rights to acquire securities in the new holding company as the Holder had in the Company immediately before such transaction, provided that the Holder in writing waives any rights under the Employee Stock Options, which shall lapse as a consequence thereof; or (b) amend these terms and conditions to the effect that the new holding company assumes the Company’s rights and obligations hereunder and that the Holder’s right to subscribe for Shares in accordance with clause 3 shall relate to shares in the new holding company. In the event of a share for share exchange as described above, the Holder shall always be obliged upon the Board’s request to, in case of (a) above, waive any rights under the Employee Stock Options provided that the Holder receives corresponding rights in the new holding company as the Holder had in the Company immediately before such transaction or, in case of (b) above, approve any such amendment to these terms and conditions. No waiver shall be requested or required, and the Company may act unilaterally in accordance with this clause 8.5, provided that the Employee Stock Options preserves the material terms and conditions of the underlying rights, including the vesting schedule and the intrinsic value of the Employee Stock Option as of immediately prior to such transaction.

8.6	Exercise may not take place in the event the Company is declared bankrupt. However, Exercise may take place in the event the bankruptcy order is subsequently overturned on appeal.

9	Termination of Employment

9.1

In the event that, (a) the Holder resigns or the employer gives the Holder notice of termination of the Holder’s employment with the Group, in either case other than as a result of death or a physical disability and other than as a result of gross misconduct or (b) the Holder retires pursuant to the terms of his/her employment contract or regulatory requirements, the new Commencement Date shall be the 14 calendar day following such event and the new Expiration Date shall be the 90th calendar day following such event or such later dates as determined by the Company (but in no event later than 31 March 2018 or such date as follows pursuant to clause 8.2- 8.5). In the event that the Holder’s termination occurs due to death or physical disability, the new Commencement Date shall be the 14th calendar day following such event and the new Expiration Date shall be the 194th calendar day following such event or such later dates as determined by the Company (but in no event later than 30 September 2019 or such date as follows pursuant to clause 8.2-8.5).

9.2

The Holder (or, in the event of the Holder’s death, the Holder’s estate (Sw. dödsbo)) shall, during such new Exercise Period, be entitled to Exercise any Employee Stock Options which have vested in accordance with clause 5 as of such event. The Company shall be entitled to cancel the Holder’s Employee Stock Options that have not vested, which as a consequence thereof shall lapse.

9.3

At the conclusion of the new Exercise Period on the new Expiration Date, the Holder (or, in the event of the Holder’s death, the Holder’s estate) shall have no rights pursuant to the Employee Stock Options and all rights under the Employee Stock Options which have not been subject to Exercise during the new Exercise Period shall lapse. In the event of the Holder’s death, the rights and obligations in accordance with these terms and conditions shall be binding upon and inure to the Holder’s estate.

9.4

Notwithstanding the foregoing, should the Holder’s employment terminate as a consequence of gross misconduct by the Holder, all the Holder’s Employee Stock Options shall lapse and may not be subject to Exercise.

10	Cancellation of Employee Stock Options or purchase of shares in case of a material breach

If the Holder, prior to Exercise, commits a material breach of any of its obligations under these terms and conditions and the breach has not been rectified within 15 calendar days from the date the Holder receives a written demand for rectification, the Company shall be entitled to cancel the Holder’s Employee Stock Options which as a consequence thereof shall lapse.

11	Shareholders Agreement and Preference Structure

11.1

If so required by the Board in connection with the Holder becoming a shareholder in the Company upon Exercise, the Holder hereby undertakes that he or she will enter into the Shareholders Agreement in relation to the Company originally dated 26 July 2011, as amended from time to time, or any separate agreement with one, several or all of the shareholders in the Company, and agree to be bound by those provisions of such shareholders’ agreement which may be appropriate or necessary in the reasonable opinion of the Board, as well as any other agreement or document that the Board deem to be appropriate. Such shareholder’s agreement may, inter alia, include provisions in relation to transfer of shares, such as right of first refusal, drag along, tag along as well as lock-up in connection with an !PO.

11.2

The Holder acknowledges that further series of preferred shares may be issued by the Company in the future, and that such shares can have benefits and privileges superior to the rights allocated to the holders of ordinary shares and current series of preference shares.

12	Payment of certain taxes

12.1

The Group will perform withholding of taxes in relation to the Employee Stock Options and the Shares acquired at Exercise if and to the extent required by law or decisions by governmental authorities. For the avoidance of doubt, this clause 12.1 shall not affect the Holder’s liabilities and undertakings pursuant to clause 12.2 and 12.3.

12.2

The Holder is liable for and undertakes to pay any taxes (including but not limited to income taxes, capital taxes, employment taxes, social security contributions as well as any tax penalties thereon) for which he/she may be liable in relation to the Employee Stock Options and any Shares acquired at Exercise (“Holder’s Tax Liability”). For the avoidance of doubt, withholding tax (whether preliminary or deducted at source) on employment income, dividends and capital gains will always be considered as Holder’s Tax Liability.

12.3

As a condition to the exercise of an Employee Stock Option, the Holder shall make such arrangements as the Board may require for the satisfaction of any Holder’s Tax Liability that may arise in relation to the Employee Stock Options. The Holder shall also make such arrangements as the Board may require for the satisfaction of any Holder’s Tax Liability that may arise in relation to Shares acquired at Exercise.

12.4

The Group assumes no responsibility for any Holder’s Tax Liability. The Holder represents that the Holder is not relying on the Group for any tax advice and explicitly agrees not to demand any compensation from the Group to cover any Holder’s Tax Liability.

13	Data protection

13.1

As a condition of the grant of the Employee Stock Option, the Holder consents to the collection, use, and transfer of personal data as described in this paragraph to the full extent permitted by and in full compliance with any applicable laws.

13.2

The Holder understands and agrees that the Company and other companies in the Group hold certain personal information about the Holder, including but not limited to the person’s name, home address and telephone number, date of birth, personal identification number, social insurance number, salary, nationality, job title, any Shares or directorships held in the Company or any company in the Group, details of all Employee Stock Option or other entitlement to Shares awarded, cancelled, exercised, vested, unvested, or outstanding in the Holder’s favour (the “Data”), for the purpose of managing and administering the Employee Stock Option program 2013/2019.

13.3

The Holder further understands and agrees that the Company and/or any company in the Group will transfer Data among themselves as necessary for the purposes of implementation, administration, and management of the Holder’s participation in the Employee Stock Option program 2013/2019, and that the Company and/or any company in the Group may each further transfer Data to any third party service provider assisting the Company in the implementation, administration, and management of the Employee Stock Option program 2013/2019 (the “Data Recipients”).

13.4

The Holder understands that these Data Recipients may be located in the Holder’s country of residence or elsewhere. The Holder authorises and hereby agrees to the Data Recipients receiving, possessing, using, retaining, and transferring Data in electronic or other form, for the purposes of implementing, administering, and managing the Holder’s participation in the Employee Stock Option program 2013/2019, including any transfer of such Data to any third party service provider, as may be required for the administration of the Employee Stock Option program 2013/2019 and/or the subsequent holding of Shares on the Holder’s behalf, to a broker or third party with whom the Shares acquired on Exercise may be deposited. Where the transfer is to be to a destination outside the European Economic Area, the Company shall take reasonable steps to ensure that the Holder’s personal data continues to be adequately protected and securely held.

13.5

The Holder understands that the Holder may, at any time, review the Data, request that any necessary amendments be made to it, or withdraw the Holder’s consent herein in writing by contacting the Company. The Holder further understands that withdrawing consent may affect the Holder’s ability to participate in the Employee Stock Option program 2013/2019.

14	Miscellaneous

14.1	The Employee Stock Options shall not constitute securities.

14.2	The Employee Stock Options may not be transferred, otherwise disposed, pledged, borrowed against or used as any form of security.

14.3

The Company shall be entitled to amend these terms and conditions to the extent required by legislation, court decisions, decisions by public authorities or agreements, or if such amendments, in the reasonable judgment of the Company, are otherwise necessary for practical reasons, and provided in all of the aforementioned cases that the Holder’s rights are in no material respects adversely affected. If the Holder’s rights would be materially adversely affected, the Holder’s written consent shall be necessary for such amendment.

14.4

Nothing in these terms and conditions or in any right or Employee Stock Option granted under these terms and conditions shall confer upon the Holder the right to continue in employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Group or of the Holder, which rights are hereby expressly reserved by each, to terminate his or her employment at any time.

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